March 21, 2005

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd

Registration Statement on Form S-1,

filed December 17, 2004, as amended February 11, 2005

File No. 333-121407

Dear Mr. Webb,

On behalf of Lazard Ltd (“Lazard” or the “Company”), set forth below are the responses of Lazard to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding its above-referenced Registration Statement, which you delivered in a letter dated March 1, 2005.

We are providing under separate cover five copies of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which reflects Lazard’s responses and additional and revised disclosure. Two copies of Amendment No. 2 are marked to show changes from the filing of Amendment No. 1 to the Registration Statement on Form S-1 on February 11, 2005. We are providing courtesy copies of Amendment No. 2, including a version marked for

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changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of Lazard. All page references in the responses set forth below refer to pages of the revised Registration Statement.

General comments on your filing

1.	We note that in response to a number of comments, you have stated that you are unable to provide updated or more detailed disclosure at this time. The staff awaits revised disclosure regarding these items.

Response: The Staff’s comment is duly noted. The Company has revised the disclosure throughout the Registration Statement to include updated and more detailed disclosure, in particular in respect of the terms of the additional financing transactions. The Company will undertake to provide more information with respect to the other matters requested in the Staff’s letters as promptly as practicable after such information has been finalized.

2.	In your response to prior comment 11, you state that the company is still in negotiations with former managing directors to enter into retention agreements. Please advise the staff regarding the percentage of your revenues represented by managing directors who have not yet entered into retention agreements. We may have further comment based upon your response or any revision to your disclosure in response to prior comment 11.

Response: The Company supplementally advises the Staff that all of our managing directors, including those mentioned in the news article referred to in the Staff’s prior comment 11, have now executed contractual agreements with us or one of our subsidiaries, with the exception of a limited number of managing directors who have indicated that they will be signing such agreements shortly. The managing directors who have not yet signed such agreements in the aggregate accounted for less than 1% of the Company’s 2004 revenues. Please note that while all our managing directors in France have signed contracts, these contracts are in escrow pending the resolution of discussions with French fiscal authorities, which we expect to resolve shortly. In addition, the Company further supplementally advises the Staff that its executive officers are currently in the process of finalizing their contractual employment arrangements with the Company.

3.	Please revise to update your financial statements based on the requirements set forth in Rule 3-12 of Regulation S-X.

Response: The Staff’s reference to Rule 3-12 of Regulation S-X is duly noted. The Company has revised the Registration Statement to include 2004 financial information.

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Our Core Values; Introductory Note – pages i-ii

4.	Please consider moving the information on the inside cover page to the Summary. Information about the offering should appear in the body of the prospectus.

Response: The Company supplementally advises the Staff that, after due consideration, it believes that the information contained in the inside front cover page to the prospectus (specifically, the information under the “Our Core Values” and “Our Business” headings) is appropriate and meaningful to investors in its current placement, particularly in light of the Company’s removal of the “Introductory Note” that previously preceded the “Summary” section of the Registration Statement in response to the Staff’s comment 5.

5.	To the extent that you continue to retain the information in the Introductory Note in the Summary or elsewhere in the prospectus, please consider removing the glossary or shortened terms. We are sympathetic to your wish to make the document as easy to understand as possible. To the extent possible, however, shortened terms should be clear from the contexts, and if any of the names of the entities that will participate in the offering or the separation transactions are not clear, they should be fully explained at the point that they are first used.

Response: The Company has removed the “Introductory Note” and included the relevant information in the “Summary” section of the Registration Statement in response to the Staff’s comment.

Summary – page 1

Lazard’s Ownership Structure – page 8

6.	Please clarify that while Lazard Ltd’s shareholders will hold 100% of the “economic rights,” the LAZ-MD will receive distributions from Lazard Group which will not necessarily be distributed to Lazard Ltd or the public shareholders.

Response: The Company has revised the Registration Statement on page 10 in response to the Staff’s comment.

Bermuda Law – page 12

7.	Please expand the bullet pointed disclosure regarding the differences in shareholder rights between a Bermuda Company and a U.S. Corporation to briefly but more completely describe the differences in shareholder rights noted. For example, shareholders have less opportunity to vote under the Bermuda Companies Act of 1981 than under U.S. corporate law.

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Response: The Company has revised the Registration Statement beginning on page 13 in response to the Staff’s comment.

The Separation and Recapitalization Transactions

The Recapitalization of LAZ-MD Holdings and Lazard Group – page 47

8.	Please address the following with respect to your responses to prior comments 22 and 68 and your revisions on pages 47 and F-30. Please revise to clearly describe each of the events that resulted in additional amounts allocated to historical partner capital. Describe the impact of each of these events on your consolidated financial statements as well as the individual Members’ capital accounts for internal capital reporting purposes. To avoid investor confusion, please ensure that you are clear in your discussion, here and throughout your filing, the difference between your revaluation of the business and goodwill/intangibles for internal capital measurement purposes and the impact of these fundamental corporate events on your financial reporting.

Response: The Company supplementally advises the Staff that the following events resulted in the additional amounts allocated to the historical partners.

In 1984, a predecessor entity to Lazard Group, known as LPLP, was formed as a holding company for the interests of the historical partners in the London, New York and Paris businesses of Lazard, which continued to operate as separate legal entities with separate, additional partner groups in each. The historical partners contributed their interests in those entities in exchange for interests in LPLP and, at the same time, new partners purchased an interest in LPLP. In order to reflect the value of their contributions, the capital accounts of the historical partners in LPLP were assigned values which exceeded the original cost of their investments in the separate businesses by $137 million. Such assigned values were based on an estimate of the fair value of the interests they contributed as agreed among all the partners in LPLP.

At the beginning of 2002 and 2003 and in anticipation of an increase in the number of partners that were expected in those years, Lazard LLC, which was the successor to the business of LPLP, determined that it should increase the capital accounts (for internal capital reporting purposes) of the historical partners at the beginning of the year by $77 million to recognize a portion of the increased value of the firm at that time.

These increases in the historical partners’ capital accounts were not reflected in the financial statements of the Company prepared in accordance with generally accepted accounting principles in the United States. However, they entitle the historical partners receiving such increases to a preferential distribution in the event of a fundamental corporate event.

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The Company has revised the Registration Statement on pages 55 and F-32 in response to the Staff’s comment.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statements of Income – pages 66 and 68

9.	We note your supplemental response to our prior comment 28. The purpose of presenting the historical results of operations adjusted for recognizing additional employee compensation and income tax expenses is to separately show the impact of the change in your capital structure. Please revise to present the weighted average shares outstanding and net income per share data based on your historical results adjusted for the separation transaction and the additional employee compensation and income taxes that would have been reported had you been a corporation (i.e. if all outstanding membership units had been exchanged for common shares).

Response: The Company supplementally advises the Staff that, based on a discussion with the Staff on March 3, 2005, it understands the Staff’s request to present the impact on pro forma earnings per share (“EPS”) as if all of the exchangeable shares held by LAZ-MD Holdings were to be exchanged. Earnings per share would be unchanged assuming issuance of additional shares following the exchange. The Company has revised the Registration Statement on page 74 in response to the Staff’s comment.

The Company further supplementally advises the Staff that:

•	the membership interests in LAZ-MD Holdings are exchangeable on a one-for-one basis into shares of Lazard Ltd, and

•	the amount reported in pro forma adjustment (h) for the interest attributable to LAZ-MD Holdings’ ownership is calculated as the number of shares issuable in respect of the exchangeable LAZ-MD Holdings membership interests multiplied by the earnings per share.

To illustrate, assume that:

•	the interests in Lazard Group are owned 60% by LAZ-MD Holdings and 40% by Lazard Ltd,

•	Lazard Ltd has 40,000 shares issued to the public and has 60,000 shares reserved for issuance to members of LAZ-MD Holdings upon exchange of their LAZ-MD Holdings membership interests,

•	LAZ-MD Holdings has 60,000 membership interests outstanding, and

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•	Lazard Ltd’s net income before the LAZ-MD Holdings minority interest is $150,000.

As a result, Lazard Ltd would report:

Before exchange:

Minority interest (60% x $150,000)	$90,000

Net income (40% x $150,000)	$60,000

Earnings per share ($60,000 ÷ 40,000)	$1.50

After exchange:

Minority interest	$0

Net income	$150,000

Earnings per share ($150,000 ÷ 100,000)	$1.50

10.	Please supplementally tell us how you intend to present earnings per share data in your comparative financial statements in your ‘34 Act filings subsequent to the effectiveness of your registration.

Response: The Company supplementally advises the Staff that it intends to present comparative earnings per share (“EPS”) in accordance with SFAS 128, Earnings Per Share. The weighted average common shares outstanding to be utilized within the Company’s presentation of basic EPS will give effect to the common stock that will be outstanding following the initial public offering from the date of issuance. The weighted average common shares outstanding to be utilized within the Company’s presentation of diluted EPS will give effect to (i) the common stock that will be outstanding following the initial public offering from the date of issuance, (ii) the common stock that will be issuable in connection with the LAZ-MD Holdings exchangeable interests as if the exchange into common shares occurred using the “if converted” method, and (iii) to the extent dilutive, the common stock that will be issuable pursuant to the exercise of the purchase contracts associated with the equity security units and the exchangeable securities to be issued to IXIS using the “treasury stock” method. To the extent any other equity securities are issued subsequently, those securities will be included in basic or diluted EPS in accordance with generally accepted accounting principles in the United States.

The Company supplementally advises the Staff that the presentation of EPS in comparative financial statements in the Company’s filings under the Securities Exchange Act of 1934, as amended, subsequent to the effectiveness of the Registration Statement

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will be provided for periods presented after such effective date. With respect to periods prior to the effectiveness, the Company operated as a limited liability company under the control of its partners and did not have shares outstanding. Ownership was instead in the form of membership interests, and, as a result, the calculation of EPS would not apply. However, the Company further supplementally advises the Staff that it does intend to provide pro forma financial information in its financial statements. As such, the Company intends to provide a pro forma EPS calculation for all periods presented, including periods prior to effectiveness.

11.	We note your supplemental response to prior comment 29 and your revisions on pages 66, 67, 68, and 71. Please revise to describe the terms of the additional financing transactions, as available, and clarify when you expect these transactions to be consummated.

Response: The Company has revised the “Unaudited Pro Forma Financial Information” section of the Registration Statement in response to the Staff’s comment and in anticipation of the finalization of the additional financing transactions. In addition, the Company supplementally advises the Staff that additional information relating to the additional financing transactions has been included throughout the Registration Statement, including the “Summary” and “Separation and Recapitalization Transactions and the Lazard Organizational Structure” sections of the Registration Statement as well as the descriptions of the capital stock, equity security units and indebtedness of the Company contained in the Registration Statement.

12.	We note your revisions on pages 69 and 83 in response to our prior comment 30. Please revise to separately quantify your estimate of the impact of the new managing directors’ retention agreements and the expiration of contractual agreements requiring payment to managing directors for services performed and founders of LAM. Disclose the expected timing of effectiveness of the new retention agreements.

Response: The Company has revised the Registration Statement on page 86 in response to the Staff’s comment.

13.	Please revise to describe your plans for the reassessment of staffing needs, the potential impact (i.e. reduction of employees, reallocation of resources), and your estimate of the time-frame for performing the reassessment and implementing any changes.

Response: The Company has revised the Registration Statement on page 73 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Position and Results of Operations

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Financial Advisory – page 89

14.	We note your revisions on pages 89 – 91 in response to our prior comment 33. Please revise to describe any trends in gross profit margin (gross revenues less direct transaction-related expenses) for your different types of financial advisory services during the periods presented.

Response: The Company supplementally advises the Staff that it does not separately measure the profitability of mergers and acquisitions services vis-à-vis financial restructuring services. For example, the Company does not specifically track the amount of time spent by each of its professionals within each practice group. Compensation expense is recorded by the Company for the segment as a whole. Accordingly, the Company measures performance in its Financial Advisory segment based on overall segment net revenue and operating income margins. The Company has revised the Registration Statement on page 92 to clarify its financial reporting in response to the Staff’s comment.

Capital Markets and Other – page 96

15.	We note the revisions that you made on page 96 in response to our prior comment 36. Your statement at the bottom of page 96 that “the activities described as part of this segment will remain in this segment subsequent to the separation” may suggest that you will continue to report results from these operations subsequent to the separation transaction. Please revise to clearly explain which activities will be disposed of as part of the separation transaction and which activities, if any, you will continue to perform subsequent to the separation transaction.

Response: The Company has revised the Registration Statement on page 97 in response to the Staff’s comment.

Critical Accounting Policies and Estimates – page 103

16.	We note that you present the consolidation of VIEs as a critical accounting policy in response to our prior comment 42. Please revise to address the following:

•	Describe the qualitative and quantitative analyses that you perform to determine if an entity has sufficient equity at risk.

•	Describe the type(s) of models used to estimated the expected losses and expected residual returns.

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•	Discuss the types of events that would cause you to reconsider your initial assessment of whether you are the primary beneficiary of a VIE.

Response: The Company has revised the Registration Statement beginning on page 107 in response to the Staff’s comment.

Material Federal Income Tax Consequences – page 167

17.	Remove the word “should” from the last full paragraph on page 168 and clarify whether Counsel or Management believes that changes in U.S. taxation will or will not apply to Lazard and its subsidiaries.

Response: The Company has revised the Registration Statement on page 181 in response to the Staff’s comment.

18.	Please revise to reflect the opinions on the material tax consequences of the transaction requested below.

Response: The Company has revised the Registration Statement on page 180 in response to the Staff’s comment.

Lazard LLC Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Revenue Recognition – page F-12

19.	We note your supplemental response to prior comment 56. Please revise to briefly describe how you report client reimbursement of expenses and quantify the amount of client reimbursements for each period presented.

Response: The Company has revised the Registration Statement beginning on page F-12 in response to the Staff’s comment.

20.	We note your supplemental response and revisions in response to our prior comment 58. Please revise to quantify your estimate of contingent gains from merchant banking incentive fees that have yet to be recognized because the underlying investments have not been liquidated as of December 31, 2003. Refer to paragraph 17(b) of SFAS 5 with respect to the care to be exercised in making this disclosure.

Response: The Company has revised the Registration Statement on page F-13 in response to the Staff’s comment.

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Note 6 – Formation of LAM – page F-20

21.	We note your supplemental responses to prior comment 62 and 63 and your revisions on page F-20. Please supplementally explain how you determined that the LAM equity interests granted to employees were within the scope of FIN 38. Specifically discuss how you determined that these equity interests met the definition of “junior stock.”

Response: In its previous responses to the Staff, referred to in the Comment above, the Company supplementally explained its determination that the equity units granted to the LAM employees were akin to a profits interest granted in a limited liability company, where the substance is similar to that of a stock appreciation right and not of an equity interest. Accordingly, the Company advises the Staff that it has accounted for the equity units granted to the LAM employees as stock appreciation rights in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. To date, no compensation expense has been recognized because a “fundamental transaction” has not been considered probable. In the Company’s previous responses to the Staff, its reference to FASB Interpretation No. 38, Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock, was not intended to imply that it determined that the LAM equity units granted to employees met the definition of junior stock. Rather, the Company’s reference to FASB Interpretation No. 38 was intended to reference the determination of a measurement date to measure compensation expense. In this respect, the Company refers to the guidance in paragraph 4 of FASB Interpretation No. 38, which states that:

“Compensation cost for stock option, purchase, and award plans involving junior stock shall be accrued according to the provisions of paragraphs 2-4 of FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and paragraph 11(g) of Opinion 25. However, the provisions of paragraph 2 of Interpretation 28 shall be applied only when it becomes probable that certain performance goals will be achieved or certain transactions will occur; that probability may or may not be present at the date junior stock is issued.” [Footnote omitted; emphasis added.]

The realization of value from the equity units by employees of LAM is contingent upon the occurrence of a “fundamental transaction,” and the Company believes that compensation expense should be recorded when that fundamental transaction is determined to be probable of occurrence (i.e., when realization is no longer contingent).

Note – 11 – Commitments and Contingencies – page F-28

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22.	We note your supplemental response to prior comment 66 and the associated revisions. Due to the potential material impact on future operating results, please revise your discussion on pages F-29 and F-48 to describe any significant judicial, regulatory or arbitration proceedings and provide an estimate of the possible loss or range of loss. If such an estimate cannot be made, revise to explain why. In addition, state whether you have recorded an accrual for such estimated losses. Refer to paragraphs 9 and 10 of SFAS 5.

Response: The Company has revised the Registration Statement on page F-31 in response to the Staff’s comment. The Company supplementally advises the Staff that it is not currently involved in any significant judicial, regulatory or arbitration proceedings other than as described in the Registration Statement. The Company further supplementally advises the Staff that it has considered SFAS No. 5 and, as of December 31, 2004, has recorded an accrual for one matter that was settled subsequent to December 31, 2004.

Note 18 – Subsequent Events – Initial Public Offering – page F-38

23.	We note your supplemental response to our prior comment 74. Please supplementally tell us how you determine that both criteria in paragraph 42 of SFAS 144 will be met after the separation.

Response: The Company supplementally advises the Staff that it has considered the criteria of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and determined that the separated business represents a “component of an entity” (as that term is defined in paragraph 41 of SFAS No. 144) that should be classified as a discontinued operation subsequent to the separation transaction. In coming to its determination, the Company considered the guidance provided by EITF 03-13 “Applying the Conditions in Paragraph 42 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” The Company identified the cash flows and relationships that may continue after the separation and evaluated each independently and in the aggregate in forming its conclusion.

The Company first considered the criterion of paragraph 42(a) of SFAS No. 144 and whether continuing cash flows are expected to be generated and, if so, whether those cash flows are direct or indirect. Continuing cash flows will be generated by the Company from service agreements and a business alliance agreement between the Company and the separated business. However, the continuing cash flows will not result in a migration, and will not provide for a continuation of activities. As described in the Registration Statement, the service agreements will cover employee benefits and administrative services, and the business alliance agreement will constitute a referral and cooperation arrangement. The fee for the service agreements will be based on the allocated cost to

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provide such services and the referral fee for the business alliance agreement will be based on market rates for such referral. The Company believes, therefore, that the criterion of paragraph 42(a) has been met, as these continuing cash flows represent indirect cash flows.

The Company then considered the criterion of paragraph 42(b) of SFAS No. 144 and whether the Company will have significant continuing involvement in the operations of the separated business. In this respect, the Company considered (1) the service and the business alliance agreements between the parties and (2) the Company’s option to purchase the merchant banking business of the separated business, as such purchase option is described in the Registration Statement. The Company concluded that neither the service and business alliance agreements nor the purchase option will result in the Company having the ability to significantly influence the day-to-day operating and/or financial policies of the separated business. The separated business will be supervised, managed and transacted principally by dedicated personnel and management of the separated business. Other than with respect to consent rights regarding the annual budget of, and fundamental transactions relating to, the merchant banking businesses as described in the Registration Statement, the service and business alliance agreements do not convey any special or participating rights to either party and is limited to providing the contracted services and referral arrangement, respectively. The purchase option also does not convey any special or participating rights to the Company and the fixed exercise price for the purchase option is intended to represent the current fair value of the merchant banking business.

Based on the Company’s evaluation, since the continuing cash flows are considered indirect cash flows and the Company will not have significant continuing involvement in the operations of the separated business, the Company believes that classification of the separated business as a discontinued operation will be appropriate.

Exhibits

Exhibit 5.1 – Legal Opinion of Conyers Dill and Pearman

24.	Please provide an opinion that addresses the material tax consequences of owning stock in Lazard under Bermuda Law and any interpretations of Bermuda Law that U.S. Tax Counsel must rely upon to deliver their opinion. An opinion that the disclosure is materially accurate is not sufficient. Please refer to Item 601(b)(8)

Response: The opinion of Conyers Dill and Pearman has been revised and re-filed in response to the Staff’s comment.

25.	Please delete assumption (f) which assumes the opinion. You can assume that the shares will be sold as described in the registration statement.

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Response: The opinion of Conyers Dill and Pearman has been revised and re-filed in response to the Staff’s comment.

26.	Please delete the parenthetical phrase after non-assessable; it is inappropriate.

Response: The Staff is supplementally advised that the reason that the opinion of Conyers Dill and Pearman includes the parenthetical language is because the term “non-assessable” is not a legal concept under Bermuda law. Since the opinion of such counsel is to be construed in accordance with Bermuda law, Conyers Dill and Pearman respectfully takes the position that the opinion should include an explanation regarding the meaning of the term. The Staff is further supplementally advised that Conyers Dill and Pearman has indicated that the language is commonly used in the Exhibit 5.1 opinions of other Bermudian issuers.

Exhibit 8.1 – Opinion of Wachtell Lipton

27.	The opinion of counsel provided in this exhibit opines as to the accuracy of the disclosure in the Material Federal Income Tax Consequences section. However, Item 601(b)(8) requires an opinion regarding the material federal income tax consequences. Please provide an opinion that opines as to the material federal income tax consequences of owning Lazard common stock.

Response: The opinion of Wachtell, Lipton, Rosen & Katz has been revised and re-filed in response to the Staff’s comment.

*            *            *

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Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact Craig M. Wasserman, Esq., Benjamin D. Fackler, Esq. or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/    Gavin D. Solotar

Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.

Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.

Cravath, Swaine & Moore LLP